UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 000-56137

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Yaborã Indústria Aeronáutica S.A.

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Av. Brigadeiro Faria Lima, 2170

São José dos Campos, São Paulo

Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Intention to Voluntarily Delist the Notes from the New York Stock Exchange and Deregister with the U.S. Securities and Exchange Commission

On March 19, 2020, Yaborã Indústria Aeronáutica S.A. (“Yaborã”) issued a press release (the “Press Release”) announcing its intention to delist the Notes (as defined in the Press Release) and the related guarantees from the New York Stock Exchange and to deregister with the U.S. Securities and Exchange Commission and for Yaborã  to cease reporting under the Securities Exchange Act of 1934, as amended. A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

  EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1

Press Release entitled “Yaborã Indústria Aeronáutica S.A., a wholly-owned subsidiary of Embraer S.A., Announces its Intention to Voluntarily Delist its 2022 Notes, 2025 Notes and 2027 Notes from the New York Stock Exchange and to Deregister with the U.S. Securities and Exchange Commission” dated March 19, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2020

Yaborã Indústria Aeronáutica S.A.

By:	/s/ Mauro Kern Junior
	Name:	Mauro Kern Junior
	Title:	Officer